UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014

Commission File Number: 001-36298

GeoPark Limited
(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179
Las Condes, Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated July 1, 2014 entitled “GeoPark announces discovery of new oil field in the Campanario Block in Tierra del Fuego, Chile”

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES DISCOVERY OF NEW OIL FIELD IN THE CAMPANARIO BLOCK IN TIERRA DEL FUEGO, CHILE

Santiago, Chile -- July 1, 2014 -- GeoPark Limited ("GeoPark") (NYSE: GPRK), the Latin American oil and gas explorer, operator and consolidator with operations and producing properties in Chile, Colombia, Brazil and Argentina, today announces the discovery of a new oil field in Chile.

Primavera Sur 1 well marks the first discovery of an oil field on the newly-acquired Campanario Block in Tierra del Fuego, Chile. GeoPark operates and has a 50% working interest in the Campanario Block, in partnership with Empresa Nacional de Petroleo de Chile (”ENAP”), the Chilean state-owned company.

GeoPark successfully drilled and completed the Primavera Sur 1 well to a total depth of 8,025 feet.  A test conducted in the Tobifera formation, at approximately 7,750 feet, resulted in a production rate of approximately 215 gross barrels of oil per day (“bopd”) of 39.9° API. Further production testing will be required to determine stabilized flow rates and the extent of the reservoir.  Surface facilities and infrastructure have already been put into place in order to produce and commercialize the produced crude oil from this well. Seismic interpretation of the Primavera Sur prospect indicates the opportunity for further development drilling following further testing.

Commenting, James F. Park, CEO of GeoPark, said, "Our new discovery on the Campanario Block demonstrates the exploration and growth potential of our new Tierra del Fuego acreage, where  our team has identified over 30 new prospects and leads to be drilled on our Isla Norte, Campanario and Flamenco Blocks. The quick cycle time from drilling a well to selling production also reflects the attractive operations and economics of the region. We are pleased to be working with ENAP on these blocks and look forward to further results from our approximately $150 million work program in Chile in 2014.”

CONTACTS GEOPARK:
Pablo Ducci – Director Capital Markets	pducci@geo-park.com
Sofia Chellew – Investor Relations	schellew@geo-park.com
Santiago, Chile
T: +562 2242 9600	www.geo-park.com
CONTACT ENAP:
Christian Grossmann
T: +56 2 2280 3000

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the Web site at www.geo-park.com

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected 2014 production growth and capital expenditures plan. Forward-looking statements are based on management’s beliefs and assumptions and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. For a discussion the risks facing the Company which could affect whether these forward-looking are realized, see filings with the U.S. Securities and Exchange Commission.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited
By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief FinancialOfficer

Date: July 1, 2014